July 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby	Adams

Re:	Soleno Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333- 273373

Acceleration Request

Requested Date:      August 2, 2023

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Soleno Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-273373) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jesse Schumaker at (303) 256-5909.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

[Signature page follows]

* * * *

Sincerely,

Soleno Therapeutics, Inc.

/s/ Anish Bhatnagar

Anish Bhatnagar
Chief Executive Officer

cc:	James Mackaness, Soleno Therapeutics, Inc.

Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.

(Signature Page to Acceleration Request Letter)